UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP

(Registrant’s name)

60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Private Placement Financing

SINGAPORE, January 10, 2024 /PRNewswire/ -- Caravelle International Group (the “Company”, Nasdaq: CACO), a trailblazing global ocean technology company, today announced that it has entered into a securities purchase agreement with two institutional investors (the "Investors") on January 5, 2024 to issue and sell $1.5 million of securities in as an advance payment of the $3.3 million as for the initial tranche of $3.3 million in a private placement of up to $6.8 million which closed on January 10, 2024. The remaining $1.8 million of the initial tranche shall be paid to the Company upon satisfaction of certain post-closing conditions as set forth in the securities purchase agreement.

The investment is in the form of a Senior Secured Convertible Promissory Note (the “Note”). The Note has an 18-month maturity. In addition, the Note will be convertible into the Company's ordinary shares at an initial conversion price equal to $1.00 per share, subject to adjustment as further specified in the Note. The Note will be repayable in cash upon maturity. Prior to maturity, the Investors can convert the Note into ordinary shares at conditions specified in the agreement. The Note contains certain prepayment options and participation rights. The private placement is subject to customary closing conditions. As part of the investment, the Investors are also granted five-year warrants equal to 50% of the funded amount at an initial exercise price equal to $1.00 per share, subject to adjustment.

After deducting the placement agent’s commission and other offering expenses payable by the Company, the net proceeds to the Company were approximately $1.0 million. The Company intends to use the proceeds from this financing for general working capital purposes.

Maxim Group LLC acted as the sole placement agent for the private placement.

The Company has agreed to file a registration statement for the resale of the ordinary shares issuable upon the conversion of the Note and upon the exercise of the warrants. Subject to the satisfaction of certain conditions, additional tranches of funding may be provided by mutual agreement of the Investors and the Company in the aggregate amount up to $6.8 million, including the first tranche. The Investors are entitled to receive an additional warrant equal to 50% of the increased funding amount with an exercise price equal to the VWAP on the trading day immediately prior to the subsequent closing date.

On January 10, the Company issued a press release announcing the investment transaction. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit

99.1	Press Release, dated January 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

CARAVELLE INTERNATIONAL GROUP

Date:	January 10, 2024

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Chief Executive Officer

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